March 19, 2013

U. S. Securities and Exchange Commission

Washington, DC 20549

Attention: Amanda Ravitz, Assistant Director

Re:	SurePure, Inc.

Form 8-K

Filed December 13, 2012

File No. 000-54172

Dear Ms. Ravitz:

We are in receipt of your letter dated February 19, 2013. We have electronically filed herewith on behalf of SurePure, Inc. (the “Registrant”) Amendment No. 3 to the above-referenced Form 8-K. Amendment No. 3 has been marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response keyed to your comments set forth in your comment letter. Each of your comments is set forth below, followed by our response.

Item 1.01, page 6

1.	Since it appears that 20 days may have passed since you filed the referenced information statement, please update your disclosure.

Since the 20 days have passed and disclosure of the waiting period no longer is required, we have deleted the entire paragraph.

Amended and Restated Share Agreement, page 6

2.	It is unclear from your response to prior comment 4 and your revised disclosure how the registrant was authorized to assign to Ms. Yabamrung all of your assets and liabilities. While you state that SurePure, Inc. made certain representations, it is unclear how such a transfer was possible without shareholder approval. Please advise or revise.

After further review of the facts we have determined that SurePure had no assets at the time of the Share Exchange and that the referenced transaction was solely an assumption of liabilities. We have nevertheless added language to the third paragraph under Item 1.01 and added a new risk factor encaptioned “We Did Not Obtain Shareholder Approval for a Transaction with a Former Shareholder” on page 6 of the Report.

U. S. Securities and Exchange Commission

March 19, 2013

Item 2.01 The Share Exchange, page 9

3.	Please revise to explain in more detail the purpose of the pending acquisition of SPHSA.

We have revised the Report on page 9 to provide additional detail with respect to the pending acquisition of SPHSA.

Recent Financing Transactions, page 14

4.	Please confirm that you are claiming Regulation S as an exemption for your issuance to XOptics.

We have revised the Report on page 14 to confirm that we are claiming Regulation S as the basis for the exemption.

Security Ownership of certain Beneficial Owners and Management, page 52

5.	We note your response to our prior comment 13 regarding Trinity Asset Management. While we note your response that Trinity has beneficial ownership, it remains unclear who are the individuals who control Trinity’s beneficial ownership of the shares. Please revise to disclose these individuals.

We have added to the chart the names of the three individuals at Trinity whom we are advised control the voting and dispositions of the shares of Common Stock of SurePure.

Executive Compensation and Director Nomination and Corporate Governance Function, page 59

6.	Please update your disclosure required by Item 402 of Regulation S-K to include the information from the most recent completed fiscal year.

We have updated “Item 6. Executive Compensation” to include information from 2012.

Contemplated Transaction between XOtpics and the Majority Shareholder of SPHSA, page 64

7.	We note your response to prior comment 15, yet it is unclear why the “consideration is to be negotiated.” Please revise your disclosure to clarify the reasons this aspect of the transaction have not been finalized and how these amounts are to be determined.

We have revised the disclosure to describe the consideration more fully.

U. S. Securities and Exchange Commission

March 19, 2013

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately addressed all of the Commission’s comments regarding the Form 8-K originally filed on December 13, 2012, as amended on December 21, 2012 and January 25, 2013, with the filing of the amended Form 8-K on March 19, 2013.

Very truly yours

/s/ Stephen M. Robinson
Stephen M. Robinson,
Chief Financial Officer